Exhibit 4.15

(English Translation)

Supplement Agreement II to Call Option Agreement

Beijing Qian Cheng Si Jin Advertising Company Limited (“Party A”) and 51net.com Inc. (“Party B”) made and entered into the Call Option Agreement on August 1, 2002, and the Supplement Agreement and Amended Agreement on May 3, 2004 (hereinafter referred to collectively as the “Agreement”). Party A and Party B hereto agree to enter into this agreement as a supplement to the above three agreement (“Supplement Agreement II”). Party A and Party B on August 1, 2012 agree to the terms as follows:

1.	Under provision 11.1 of the Call Option Agreement, Party A and Party B both agree to extend the term of the three agreements for ten (10) years, terminating on July 31, 2022. Upon written agreement by both Parties, the term can continue to be extended.

2.	The company originally known as Shanghai Qianjin Culture Communication Company Limited has changed its name to Shanghai Qianjin Advertising Company Limited. The content and obligation of the Agreement is unchanged.

3.	Due to the establishment of new companies, changes in the equity interest owned of existing companies and the closure of companies, provision 1 of the Supplement Agreement is amended as follows: “Party A agrees to grant Party B and/or the company or individual designated by Party B the option to purchase all the equity interest held by Party A in the following companies: (i) 100% equity interest in Wuhan Mei Hao Qian Cheng Advertising Company Limited; (ii) 10% equity interest in each of the following companies: Hangzhou Meijin Advertising Company Limited, Ningbo Qianjin Culture Advertising Company Limited, Kunming Mei Hao Qian Cheng Advertising Company Limited and Shanghai Cheng An Human Resources Company Limited; and (iii) all equity interest to be held by Party A in any entities which Party A may establish in the future. Party A and Party B hereto agree that the price to be paid by Party B and/or the company or individual designated by Party B in consideration of the equity interest shall be the lowest price permitted under the laws.”

4.	All the provisions under the Call Option Agreement shall apply to all matters hereunder, unless otherwise provided herein.

5.	Shanghai Qianjin Advertising Company Limited, another shareholder of the companies listed in (3) above, has agreed to the grant of option to Party B by Party A in accordance with the Call Option Agreement and this Supplement Agreement II. The confirmation issued by Shanghai Qianjin Advertising Company Limited is attached hereto as Appendix A.

6.	This supplement agreement is a part of the Call Option Agreement and shall have the same legal effect.

7.	This Supplement Agreement II becomes effective upon the date of execution by the respective authorized representative of Party A and Party B.

Party A:	Beijing Qian Cheng Si Jin Advertising Company Limited

By:	/s/ WANG Tao

Name:	WANG Tao

Party B:	51net.com Inc.

By:	/s/ Rick Yan

Name:	Rick Yan

Appendix A	Confirmation

To:	Beijing Qian Cheng Si Jin Advertising Company Limited	(“Party A”)
	51net.com Inc.	(“Party B”)

Whereas, Party A and Party B entered into the Call Option Agreement on August 1, 2002, the Supplement Agreement and Amended Agreement on May 3, 2004 and the Supplement Agreement II on August 1, 2012 (hereinafter referred to collectively as the “Agreement”), whereby Party A grants Party B and/or the company or individual designated by Party B the option to purchase all the equity interest held by Party A in the following companies: (i) 100% equity interest in Wuhan Mei Hao Qian Cheng Advertising Company Limited; (ii) 10% equity interest in each of the following companies: Hangzhou Mei Jin Advertising Company Limited, Ningbo Qianjin Culture Advertising Company Limited, Kunming Mei Hao Qian Cheng Advertising Company Limited and Shanghai Cheng An Recruitment Services Company Limited.

NOW, THEREFORE, as the other shareholder of the foresaid companies listed above, we, Shanghai Qianjin Advertising Company Limited hereof confirm the following:

1.	We agree to the grant of the foresaid option by Party A to Party B and/or the company or individual designated by Party B;

2.	In the event that Party B exercises or designates other company or individual other than us to exercise the option, we hereby waive the first right of refusal to purchase such equity interest;

3.	We hereby undertake that, in order to adjust the equity ratio of the shareholders in the foresaid companies, we will enter into share transfer agreements and other documents with Party B and/or other company or individual designated by Party B who exercise the option;

4.	We will use our best efforts to cause the foresaid companies to obtain the approval of relevant PRC authorities regarding the share transfer, and complete the registration procedures for any change with the administration for industry and commerce; and

5.	We will not, without Party B’s written consent, (i) transfer the equity interest to any third party or create any pledge on the equity interest, or otherwise dispose of the equity interest; (ii) conduct any acts or omissions which may hamper the option and/or decrease the value of the equity interest held by Party A.

Shareholder:	Shanghai Qianjin Advertising Company Limited

By:	[Company Seal of Shanghai Qianjin Advertising Company Limited]

Date:	August 1, 2012